EXHIBIT 12

AVISTA CORPORATION

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements
Consolidated
(Thousands of Dollars)

	12 months
	ended	Years Ended December 31
	March 31,
	2003	2002	2001	2000	1999

Fixed charges, as defined:
Interest expense	$91,517	$96,475	$100,841	$64,846	$61,703
Amortization of debt expense and premium - net	8,431	8,861	5,639	3,409	3,044
Interest portion of rentals	6,179	6,140	5,140	4,324	4,645

Total fixed charges	$106,127	$111,476	$111,620	$72,579	$69,392

Earnings, as defined:
Income from continuing operations	$36,113	$34,310	$59,605	$101,055	$28,662
Add (deduct):
Income tax expense	30,955	29,994	34,386	76,998	16,897
Total fixed charges above	106,127	111,476	111,620	72,579	69,392

Total earnings	$173,195	$175,780	$205,611	$250,632	$114,951

Ratio of earnings to fixed charges	1.63	1.58	1.84	3.45	1.66
Fixed charges and preferred dividend requirements:
Fixed charges above	$106,127	$111,476	$111,620	$72,579	$69,392
Preferred dividend requirements (1)	4,405	4,502	3,835	41,820	34,003

Total	$110,532	$115,978	$115,455	$114,399	$103,395

Ratio of earnings to fixed charges and preferred dividend requirements	1.57	1.52	1.78	2.19	1.11

(1) Preferred dividend requirements have been grossed up to their pre-tax level.